Exhibit 99.4

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on Tuesday, November 16, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Li Auto Inc., a Cayman Islands company (the “Company”), of proxies from holders of the Class A ordinary shares of the Company with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares of the Company with a par value of US$0.0001 per share (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “Meeting”) to be held at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China on November 16, 2021 at 11:00 a.m. Beijing time and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Extraordinary General Meeting (the “Meeting Notice”).

Only the holders of record of Ordinary Shares on the Company’s register of members at the close of business on Wednesday, October 13, 2021, Hong Kong time (the “Record Date”) are entitled to receive notice of, to attend, and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters to be voted on at the Meeting. The quorum of the Meeting is one or more shareholders holding in aggregate not less than one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this form of proxy must be completed, signed, and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on November 14, 2021, to ensure your representation at the Meeting.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on Tuesday, November 16, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We(Note2)                                                                                                                                                  of                                                                                                                                                                                                                         being the registered holder(s)                                                                                                                                                 of Class A Ordinary Shares/Class B Ordinary Shares(Note 3) in the issued share capital of Li Auto Inc. (“Company”) hereby appoint the Chairman of the meeting(Note 4) or                                                                                                                                                                                                                 of                                                                                                                                                                                                                         as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the extraordinary general meeting (“EGM”) of the Company to be held at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China on Tuesday, November 16, 2021 at 11:00 a.m. Beijing time (and at any adjournment thereof).

Please tick (“√”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTIONS(Note 6)	FOR	AGAINST
1.

As a special resolution,

THAT subject to the passing of the Class-based Resolution (as defined below) at each of the class meeting of holders of the Class A ordinary shares of the Company with a par value of US$0.0001 each (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares of the Company with a par value of US$0.0001 each (the “Class B Meeting”) convened on the same date and at the same place as the EGM, the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association (the“Existing Articles”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated October 19, 2021 (the “Circular”), by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.22 to 8A.24 (a resolution to incorporate these requirements, the “Class-based Resolution) and by incorporating the Non-class-based Resolution (as defined in resolution 2 below).

2.

As a special resolution,

THAT if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part B of Appendix I to the Circular, by (a) incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 1(1), 1(2), 2(1), 4(1)-(5), 5, 7(2), 8, 10(2), 11(1), and 14 of Appendix 3, (ii) paragraphs 1, 3(1)-(3), 4(1)-(2) and 5(1)-(4) of Part B of Appendix 13 and (iii) Rules 8A.26 to 8A.35, and 8A.37 to 8A.41; (b) removing the right of Amp Lee Ltd. to appoint, remove, and replace at least one director of the Company as well as to appoint the chairman of the Board; (c) lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis); (d) incorporating the requirement that where a general meeting is postponed by the Company’s directors, such meeting shall be postponed to a specific date, time, and place; (e) removing the directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, as well as the directors’ powers to authorize the division of Shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A Ordinary Shares as well as making the directors’ powers to issue preferred shares under the Existing Articles to be subject to the articles of association of the Company, compliance with the Hong Kong Listing Rules and the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission on Hong Kong, as amended, supplemented or otherwise modified from time to time (the “Takeovers Code”), and the conditions that (x) no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created and (y) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares; (f) changing the power to appoint the auditor of the Company and fix their remuneration from being that of the directors to that of the shareholders at annual general meetings unless such power is delegated to the directors by the shareholders at annual general meeting for that year; and (g) clarifying that the Company, its shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with the articles of association or otherwise (together, the “Non-class-based Resolution”).

RESOLUTIONS(Note 6)	FOR	AGAINST
3.

As an ordinary resolution,

To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.

4.

As an ordinary resolution,

To grant a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.

5.

As an ordinary resolution,

To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.

Date:	2021	Signature(s)(Note 7)

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him. A proxy need not be a shareholder of the Company.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“√ ”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“ √ ”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

6.	The description of the resolutions is by way of summary only. The full text appears in the notice of the EGM.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the Register of Members in respect of the relevant joint holding.

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM of the Company (the ‘Purposes’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.